December 5, 2019

Leandro Iglesias
Chief Executive Officer
iQSTEL Inc
300 Aragon Avenue, Suite 375
Coral Gables, FL 33134

       Re: iQSTEL Inc
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 1
           Filed November 27, 2019
           File No. 024-10950

Dear Mr. Iglesias:

       We have reviewed your amendment and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo,
Legal Branch Chief, at (202) 551-3453 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:    Scott Doney